Exhibit 99.1

CL Workshop Group Limited Announces Plan to Implement ADS Ratio Change

Hong Kong, November 4, 2026 (PRNewswire ) – CL Workshop Group Limited (NASDAQ: NWGL) (the “Company”), a global forestry company that focuses on the timber and wood products industry, today announced that it will change the ratio (the “ADS Ratio”) of its American Depositary Shares (“ADSs”) to Class A ordinary shares, par value US$0.001 per share, from one (1) ADS representing eight (8) Class A ordinary shares to one (1) ADS representing six hundred and forty (640) Class A ordinary shares, effective November 6, 2026 (the “ADS Ratio Change”). For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-eighty (80) reverse split.

The Class A ordinary shares of the Company will not be affected by the ADS Ratio Change. No ordinary shares will be issued or cancelled in connection with the ADS Ratio Change, and holders of the Company’s ordinary shares will be unaffected by the new ADS Ratio.

The ADSs are expected to continue trading on a split-adjusted basis on the Nasdaq Capital Market under the existing ticker symbol “NWGL,” effective at the open of business on November 6, 2026 (the “Effective Date”), subject to Nasdaq confirmation. The new CUSIP number will be 63903R205.

ADS holders holding through DTC or the Direct Registration System will not be required to take any action. No fractional ADSs will be issued, and any fractional entitlements will be settled in cash, after deduction of applicable taxes, fees and expenses.

About CL Workshop Group Limited

CL Workshop Group Limited is a global forestry company offering a broad line of wooden products, including logs, decking, flooring and sawn timber, primarily through its worldwide sales network.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many, but not all, of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release.

These statements are subject to uncertainties and risks, including, but not limited to, uncertainties related to market conditions, and other factors discussed in our filings with the SEC.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

CL Workshop Group Limited

Name: Wang Hong

Title: CFO

Email: nwglwh@163.com